

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Norma Chu
Chief Executive Officer
DDC Enterprise Ltd
Room 3-6, 4/F, Hollywood Center
233 Hollywood Road
Sheung Wan, Hong Kong

> **Re: DDC Enterprise Ltd**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 9, 2023**
> **CIK No. 0001808110**

Dear Norma Chu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement

Cover Page

1. We note your response to comment 1 and your statement that "As of April 2022, all such contractual arrangements with the VIEs have been terminated." Please revise to clarify that only the contractual arrangements with Shanghai Weishi Information Technology Co., Ltd., Shanghai City Modern Agriculture Development Co., Ltd., Shanghai City Vegetable Production and Distribution Co-op, Shanghai Jiapin Vegetable Planting Co-op, Shanghai Jiapin Ecological Agriculture Co-op have been terminated as of April 2022. Please make corresponding changes throughout the prospectus.

Prospectus Summary
Business Model, page 1

2.   We note your disclosure in response to comment 5. Please revise your disclosure on page 2 to state that your independent auditor has raised substantial doubt as to your ability to continue as a going concern.

Corporate History and Structure, page 8

3.   We note your disclosure on page 9 regarding the Mengwei VIE. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Requisite Licenses and Approvals for Our Operations, page 13

4.   Please specify which VIEs are reflected in the tables.

Transfer of Cash Through our Organization, page 17

5.   Please revise your disclosure to state that the Cayman Islands holding company controls and receives the economic benefits of the VIE's business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.

Risk Factors

Risks Related to Doing Business in China and Hong Kong, page 53

6.   Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

Use of Proceeds, page 79

7.   We note your revisions in response to comment 18. Please provide the total balance of the loan to be repaid. Disclose the interest rate and maturity of the indebtedness and, if the indebtedness was incurred within the past year, describe the uses to which the proceeds of such indebtedness were put.

Index to the Consolidated Financial Statements, page F-1

8.   Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2. to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.

      You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Manufacturing

cc: Lawrence Venick